October 31, 2005

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

    Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Boardwalk Pipeline Partners, LP
Amendment No. 3 to Registration Statement on Form S-1
Filed on October 24, 2005
File No. 333-127578

Dear Mr. Owings:

On behalf of Boardwalk Pipeline Partners, LP (the “Registrant”), we are filing Amendment No. 4 to the above referenced registration statement (the “Registration Statement”).

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 28, 2005 (the “Comment Letter”), with respect to Amendment No. 3 to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	666 Fifth Avenue, 26th Floor, New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

October 31, 2005 Page 2

Risk Factors, page 21

Restrictions in our credit agreement could limit our ability to make. . . , page 37

1.	Refer to the fourth bullet. We note that your new credit agreement will limit your ability to make distributions upon a default on the payment of any other indebtedness in excess of a specified amount. Please quantify the “specified amount.”

Response: The Registrant has revised the Registration Statement accordingly. Please see page 37.

We have not completed our evaluation of our internal control. . . , page 39

2.	Please describe the areas of your internal controls that have preliminarily been identified as areas requiring improvement.

Response: In view of the preliminary nature of the Registrant’s review of its internal controls, the Registrant has determined that the risk factor was generic and could apply to any issuer and thus has deleted the risk factor.

Cash Distribution Policy and Restrictions on Distributions, page 45

Limitations on Our Ability to Make Quarterly Distributions, page 45

3.	We note that you refer to your Management’s Discussion and Analysis section for a discussion of the financial tests and covenants in your new credit facility. Please describe in this section any limitations on your ability to pay distributions under your new credit facility. We note that on page 37 you state that defaults in excess of a specified amount will limit your ability to pay distributions. Please also revise to disclose how the new credit facility factors into your tables. For example, please include the debt covenant ratios as items in your tables.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure on pages 45, 50-55 and 86.

October 31, 2005 Page 3

Management’s Discussion and Analysis of Financial Condition, page 73

Credit Facility, page 86

4.	Please describe and quantify the financial covenants.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 86.

October 31, 2005 Page 4

Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Michael Swidler at (212) 237-0020, Ashley Geller at (212) 237-0281 or Ramey Layne at (212) 237-0135.

Very truly yours, Vinson & Elkins L.L.P.

By:	/s/ Michael Swidler
Michael Swidler

cc:	Peggy Kim (Securities and Exchange Commission)
John Cannarella (Securities and Exchange Commission)
William Choi (Securities and Exchange Commission)
David Mittelman (Securities and Exchange Commission)
William J. Cooper (Underwriter’s counsel)
W. Douglas Field (Issuer)